Filed pursuant to Rule 424(b)(3)
SEC Registration No. 333-139704

SUPPLEMENT NO. 9
DATED MAY 7, 2009
TO THE PROSPECTUS DATED JUNE 20, 2008
OF CORNERSTONE GROWTH & INCOME REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Growth & Income REIT, Inc. dated June 20, 2008, as supplemented by prospectus supplement No. 8 dated April 29, 2009.  Supplement No. 8 supersedes and replaces all prior supplements to the prospectus.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Growth & Income REIT, Inc. and, as required by context, Cornerstone Growth & Income Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering; and

•	the acquisition and related financing of an assisted living facility containing approximately 8,800 square feet in Bradenton, Florida.

Status of Our Public Offering

We are offering up to 40,000,000 shares of common stock at $10 per share in our offering.  As of  March 31, 2009, we had sold approximately 1.5 million shares of common stock in our ongoing offering and raised gross offering proceeds of approximately $15.2 million.

Acquisition and Related Financing of Windsor Oaks

On May 1, 2009, we purchased an existing assisted living facility, Windsor Oaks, a 36-unit assisted living facility, from Oaks Holding, LLC, an unaffiliated party, for a purchase price of $4.5 million. The acquisition was funded with net proceeds raised from our ongoing public offering and a loan obtained from The Private Bank and Trust Company.

The Windsor Oaks consists of 36 assisted living units in two adjacent, 8,800 square foot, single-story buildings, and is situated on approximately two acres of land in Bradenton, Florida. The facility was built in 1996, with major renovations completed in 2003. Of the 36 units, half are assisted living units, while the other half are designated as memory care units. The property is currently 100% occupied, and has experienced average monthly occupancy of above 94% since January 2006.   For the year ended 2008, the average annual occupancy was 98.2%.  Windsor Oaks will be managed by Legend Senior Living, an unaffiliated property management company.  The average effective annual rent per square foot at the property is $116.73.

We do not intend to make significant renovations or improvements to the property and believe that the property is adequately insured. To qualify as a REIT, we cannot directly operate assisted living facilities. Therefore, we have formed a wholly owned taxable REIT subsidiary, or TRS, and Windsor Oaks will be operated pursuant to a lease with our TRS. Our TRS has engaged an unaffiliated management company to operate the assisted-living facility. Under the management contract, the manager has direct control of the daily operations of the property.

On May 1, 2009, in connection with the acquisition of the Windsor Oaks, we entered into a $2.8 million loan agreement with The Private Bank and Trust Company.  The loan matures on May 1, 2014 with no option to extend and bears interest at a fixed rate of 6.25% per annum. We may repay the loan, in whole or in part, on or before May 1, 2014, subject to prepayment premiums. Monthly payments for the first twelve months will be interest-only. Monthly payments beginning the thirteenth month will include interest and principal based on a 25-year amortization period. We paid a 1% commitment fee related to this loan.

In evaluating this property and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of targeted net rental income, location, demographics, existing and planned competitive properties and price per square foot and analyzed how the property compares to comparable properties in its market.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $3.0 million, which is subject to final adjustment. The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building and building improvement costs. The real estate tax rate is approximately 1.84%, and annual real estate taxes are projected to be approximately $55,200 for the initial year subsequent to the purchase.